Exhibit 99.1

Annual Meeting of Shareholders Update

BMO’s Annual Meeting of Shareholders will be held Tuesday, March 31, 2020, at 9:30 a.m. EDT. In light of public health concerns regarding the COVID-19 outbreak, BMO will hold the meeting by electronic means. Shareholders cannot attend the meeting in person.

Shareholders will, however, be able to participate in the meeting through electronic channels, including by webcast and telephone, in both official languages. Shareholders will be able to ask questions through the webcast site, or may submit them in advance to corp.secretary@bmo.com or in writing at the address provided in the management proxy circular.

Note that the BMO management proxy circular dated February 6, 2020 and the Proxy Form or Voting Instruction Form previously distributed to shareholders will not be updated to reflect the change in location and format of the meeting and may continue to be used to vote shares.

With respect to this and all other events held by BMO, the bank continues to follow the guidance of its medical advisor and public health officials. You are encouraged to check our website at https://www.bmo.com/home/about/banking/investor-relations/annual-general-meeting regularly for any meeting updates.

WEBSITE UPDATE

Participating in the Meeting:

Webcast (Recommended)

Audio only teleconference:

Toll-free dial-in number (Canada/US):	1-866-696-5894

Local dial-in number:	416-641-6104

International dial-in numbers:	https://www.confsolutions.ca/ILT?oss=8P7R8666965894

Participant passcode:	8721914#

Be prepared to join the conference 30 minutes prior to the conference start time

Voting

Non-Registered Shareholders (shareholders whose shares are registered in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company)

•	You will have received a Voting Instruction Form in the mail or electronically from your intermediary.

•	You can vote your shares using the Control Number on your Voting Instruction Form at proxyvote.com or by one of the other methods indicated on that Form.

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Since this is an electronic meeting, proxyholders, other than the Bank’s Chair Robert Prichard and its CEO Darryl White, cannot attend the meeting to vote your shares. Therefore, please do not insert your own name as proxyholder, or the name of another person as proxyholder. Please insert either Mr. Prichard or Mr. White as your proxyholder and they will vote your shares as instructed. If you leave your voting instructions blank, Mr. Prichard or Mr. White, depending on which you choose, will vote your shares as recommended by Management.

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If you have already inserted your own name as proxyholder, or the name of another person other than Mr. Prichard or Mr. White, and voted, you may still use your Control Number to re-cast your vote at proxyvote.com provided that our Transfer Agent, Computershare, receives your re-cast vote as noted in the next bullet point

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Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. For your votes to count, they must be received by our Transfer Agent, Computershare, by no later than 5:00 p.m. (EDT) on March 30, 2020 (or the last business day before any adjournment, if the meeting is adjourned).

•	Once you have done this, there’s no more for you to do – you’ve voted, thank you!

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You can ask questions or make comments during the meeting by signing into the webcast and typing your question into the message box at corp.secretary@bmo.com, or by mail in advance of the meeting at Bank of Montreal, 21st Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1.

Registered Shareholders (shareholders whose shares are registered directly in their name)

•	You will have received a Proxy Form in the mail or electronically.

•	You can vote your shares using the Control Number on your Proxy Form at investorvote.com or by one of the other methods indicated on that Form.

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Since this is an electronic meeting, proxyholders, other than the Bank’s Chair Robert Prichard and its CEO Darryl White, cannot attend the meeting Therefore, please do not insert your own name as proxyholder, or the name of another person. Please either vote your shares directly or insert one of either Mr. Prichard or Mr. White as your proxyholder. If you leave your voting instructions blank, Mr. Prichard or Mr. White, depending on which you choose, will vote your shares as recommended by Management.

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You may change your vote in real time up to the close of the business of the meeting using the Control Number on your Proxy Form at investorvote.com or by dialing 1-866-732-8683. And voila, you’ve voted! Thanks!

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You can ask questions or make comments during the meeting by signing into the webcast and typing your question into the message box, at corp.secretary@bmo.com, or by mail in advance of the meeting at Bank of Montreal, 21st Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1.